SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Natural Health Trends Corp.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

63888P406
(Cusip Number)

Robin B. Connor
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3575
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Name of Reporting Person:

         Chief China Resources Ltd.

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / /

3.     SEC Use Only

4.     Source of Funds:  00 - - Partnership Contributions

5.     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  Samoa

                        7.     Sole Voting Power: 297,902 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power: 297,902
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,180,244 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  19.8%

14.     Type of Reporting Person:  PN

-----------

(1) Does not give effect to the voting rights of the Issuer's Series A Convertible Preferred Stock discussed in Section 5 hereof.
(2) Includes 941,171 shares of common stock that Chief China Resources Ltd. has the right to acquire upon conversion of 941,171 shares of the Issuer's Series A Convertible Preferred Stock and 941,171 shares of common stock that Chief China Resources Ltd. has the right to acquire upon exercise of outstanding Issuer warrants.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13D Statement dated May 4, 2007 (the "Schedule 13D"), relating to the Common Stock (the "Common Stock") of Natural Health Trends Corp. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Pursuant to Rule 13d-3 of the Act, Chief China beneficially owns 2,180,244 shares of the Common Stock, which constitutes approximately 19.8% of the outstanding shares of the Common Stock.  The total number of shares of Common Stock beneficially owned by Chief China is comprised of (i) 297,902 shares of Common Stock, (ii) 941,171 shares of Common Stock into which Chief China's 941,171 shares of Series A Convertible Preferred Stock, par value .001 per share, of the Issuer (the "Preferred Stock") are convertible at the rate of 1 share of Common Stock per each share of Preferred Stock and (iii) 941,171 shares of Common Stock that Chief China has the right to acquire upon exercise of outstanding Issuer warrants. Chief China's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by it by 10,999,395, which represents the 941,171 shares of Common Stock into which Chief China's 941,171 shares of Preferred Stock are convertible, the 941,171 shares of Common Stock that Chief China has the right to acquire upon exercise of outstanding Issuer warrants and the 9,117,053 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 13, 2007. For purposes of calculating this percentage, it was assumed that no party owning Preferred Stock or warrants, other than Chief China, had converted such stock into, or exercised such warrants for, shares of Common Stock.

Controlling Person

In his capacity as the general partner of Chief China, K. Wang may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,180,244 shares of the Common Stock, which constitutes approximately 19.8% of the outstanding shares of the Common Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

Chief China has the sole power to vote or to direct the vote of 297,902 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 297,902 shares of the Common Stock. The Preferred Stock carries with it voting rights, giving each holder thereof 0.729 votes per share of Preferred Stock held on any matter (other than the Preferred Stockholders' right to designate an individual for nomination to the Issuer's board of directors as discussed in Section 6 hereof) submitted to stockholders for a vote. Therefore, on any matter submitted to stockholders for a vote (other than the aforementioned exception), Chief China would have 984,015 votes, which represents 297,902 shares of the Common Stock beneficially owned by Chief China and 686,113 votes associated with the 941,171 shares of Preferred Stock beneficially owned by Chief China.

Controlling Person

In his capacity as the general partner of Chief China, K. Wang has the sole power to vote or to direct the vote of 297,902 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 297,902 shares of the Common Stock. After giving effect to the Preferred Stock's voting rights (as discussed above), when voting with the holders of Common Stock, in his capacity as general partner of Chief China, K. Wang would have 984,015 votes, which represents 297,902 shares of the Common Stock deemed beneficially owned by K. Wang and 686,113 votes associated with the 941,171 shares of Preferred Stock deemed beneficially owned by K. Wang.

(c)    During the last 60 days, the Reporting Person has neither purchased nor sold shares of the Common Stock.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock during the past 60 days.

(d)     The Reporting Person affirms that no person other than the Controlling Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)     Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  September 7, 2007

CHIEF CHINA RESOURCES LTD

By:   /s/ Ken Wang, general partner
        Ken Wang, general partner

EXHIBIT INDEX

Exhibit          Description

99.1     Stock and Warrant Purchase Agreement (Non-U.S. Purchaser), dated May 4, 2007, between Natural Health Trends Corp. and Chief China Resources Ltd. (previously filed).

99.2     Warrant to Purchase Shares of Common Stock of Natural Health Trends Corp. dated May 4, 2007 (previously filed).

99.3     Certificate of Designations, Rights and Preferences of the Series A Convertible Preferred Stock of Natural Health Trends Corp. (previously filed).